50 3/22/04

04016452

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 2 2004 PROCESSING

| SEC FILE NUMBER |
|---|
| 8- 43368 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 4th Floor
(No. and Street)

New York (City) New York (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Ulano (212) 446-1741
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





PS 3/30

# OATH OR AFFIRMATION

I, Kenneth Ulano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Amy E Penglase-Anderson
Notary Public, State of New York
No. 01PE6105147
New York County, exp 2/2/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Berenson & Company, LLC

(A wholly owned subsidiary of Berenson & Company, Inc.)

## Statement of Financial Condition
## December 31, 2003

# Berenson & Company, LLC
**(A wholly owned subsidiary of Berenson & Company, Inc.)**
## Index
## December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Member of Berenson & Company, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Berenson & Company, LLC ("the Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

## Berenson & Company, LLC
**(A wholly owned subsidiary of Berenson & Company, Inc.)**
## Statement of Financial Condition
## December 31, 2003

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (including restricted cash of $102,576) | $ | 5,735,555 |
| Securities owned, at market value | | 9,864 |
| Prepaid expenses | | 209,165 |
| Office equipment, net of accumulated depreciation of $383,664 | | 192,662 |
| Leasehold improvements, net of accumulated amortization of $150,585 | | 61,425 |
| Proprietary software, net of accumulated amortization of $11,829 | | 14,819 |
| Other assets | | 101,578 |
| Total assets | $ | 6,325,068 |
| **Liabilities and Member's Equity** | | |
| Accrued compensation expense | $ | 4,006,363 |
| Due to affiliate, net | | 515,652 |
| Accrued expenses | | 361,883 |
| Other liabilities | | 96,532 |
| Total liabilities | | 4,980,430 |
| Commitments (Note 7) | | |
| Total member's equity | | 1,344,638 |
| Total liabilities and member's equity | $ | 6,325,068 |

The accompanying notes are an integral part of this statement of financial condition.

# Berenson & Company, LLC
**(A wholly owned subsidiary of Berenson & Company, Inc.)**
## Notes to Statement of Financial Condition
## December 31, 2003

### 1. Organization

Effective December 27, 2001, Berenson & Company, LLC (formerly known as Berenson Minella & Company, LLC) (the "Company") became a wholly owned subsidiary of Berenson & Company, Inc. (formerly known as Berenson Minella & Company, Inc.) (the "Parent"). The Parent is the Managing Member, and only member of Berenson & Company, LLC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

The Company and the Parent changed their names effective February 24, 2003.

### 2. Significant Accounting Policies

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned are recorded on trade date and consists of common stock which is valued at publicly quoted exchange prices, and warrants valued at management's estimate of fair value.

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Accordingly, the Company recognizes current and deferred tax consequences for all transactions recognized in the financial statements, calculated based upon the provision of enacted laws, including tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Accrued Compensation

The Company accrued $3,960,000 in discretionary incentive compensation. The amount was determined through an analysis of several factors, including the Company's performance. The allocation among employees, which was not determined until after the end of the year, was based on an individual's performance and contribution during the year.

## 4. Income Taxes

The Company is a limited liability company that is a disregarded entity for Federal and State tax purposes. The Company's results are included in a consolidated tax filing made by its Parent. For financial statement purposes, the Company has provided for income taxes on the basis that it is filing a stand alone corporate tax return.

Aggregate deferred tax assets in the amount of $98,278 have been recorded in other assets. No valuation allowance has been recorded against this asset.

## 5. Benefit Plans

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

## 6. Net Capital

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2003, the Company had net capital of $2,859,476 which exceeded the minimum net capital requirement of $178,909 by $2,680,567. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.

## 7. Commitments

The Company leases office space under noncancelable leases, which expire in January 2013. Future minimum lease payments at December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 1,277,875 |
| 2005 | 1,315,790 |
| 2006 | 1,315,790 |
| 2007 | 1,330,290 |
| 2008 | 1,356,867 |
| Thereafter | 5,785,748 |
| | $ 12,382,360 |

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,371. This letter of credit matures annually at December 31.

## 8. Related Party

At December 31, 2003, due to affiliate represents the net amount due to the Parent. Included in that amount is $173,250 payable to the Parent for certain investments of the Parent made in 2002 that were distributed to the Company's employees in 2003 as additional compensation.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Auditors on the Internal Accounting Control Required by SEC Rule 17a-5**

To the Member of Berenson & Company, LLC
(formerly known as Berenson Minella & Company, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Berenson & Company, LLC (formerly known as Berenson Minella & Company, LLC) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members' management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004